Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Earnings Computation:
Earnings before income taxes	$648,377	$715,765	$1,055,620	$1,131,818
Fixed charges	48,868	22,956	89,085	46,085
Total earnings as adjusted	$697,245	$738,721	$1,144,705	$1,177,903

Fixed Charges Computation
Interest Expense	$41,547	$17,106	$75,026	$34,851
Assumed interest element included in rent expense	7,321	5,850	14,059	11,234
Total fixed charges	$48,868	$22,956	$89,085	$46,085

Ratio of earnings to fixed charges	14.3	32.2	12.8	25.6